Direct Line: (212) 859-8689
Fax: (212) 859-4000 joshua.wechsler@friedfrank.com

October 17, 2017

VIA EMAIL AND EDGAR

Jay Williamson and Sheila Stout

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Post-Effective Amendment No. 4 to the Registration Statement on Form N-2

File No: 333-214506

Dear Mr. Williamson and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, via telephone calls on September 8, 2017 and September 25, 2017, each with respect to the above-referenced Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, filed on August 23, 2017 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Legal Comments

1.	Please note the continuing applicability of Staff comments 2, 3, 13, 29, 33 and 34 as set forth in the Company’s response letter dated December 23, 2016 (the “Prior Letter”). If the response to any such comment has changed to a material extent, please explain.

The Company respectfully submits that the Company’s responses to comments 2, 3, 13, 29, 33 and 34 in the Prior Letter, including with respect to the statements regarding the Company’s assets providing adequate coverage to satisfy unfunded commitments, have not changed to a material extent.

Page 2, Summary

2.	The Staff notes that you include metrics relating to performing debt. What percentage of the Company’s senior debt investments are non-performing? If material, please disclose on page 2 of the Registration Statement.

The Company respectfully advises the Staff that, as of June 30, 2017, non-performing debt was not a material portion of its portfolio. Further, the Company notes that the disclosure on page 2 of the Registration Statement regarding the percentage of performing debt bearing interest at a floating or fixed rate is inapplicable to non-performing debt because interest is not being accrued on non-performing debt.

In addition, the Company presents the weighted average yield of the total portfolio (which includes performing and non-performing debt) on page 2 of the Registration Statement, which the Company believes is an important metric for investors with respect to investment performance. The Company also discloses the portion of its portfolio on non-accrual status on page 77 of the Registration Statement.

To the extent that the percentage of the Company’s debt investments that is non-performing becomes material in the future, the Company confirms that it will include such percentage in its disclosure.

Page 9, Fees and Expenses

3.	The Staff is aware that certain DRIP administrators charge transaction fees to sell shares held by DRIP participants. Currently, you reflect DRIP expenses as none and include a footnote directing shareholders to disclosure contained later in the filing. Please revise the fee table footnote to disclose any fees payable by stockholders arising from the DRIP, including any fees the plan administrator charges stockholders to sell shares. See Instruction 4 to Item 3 of Form N-2.

The Company confirms that it will revise its disclosure in its next post-effective amendment to include the below footnote to the “Dividend reinvestment plan expenses” line item of the fee table that discloses all fees (except brokerage commissions) that are charged to stockholders participating in the DRIP.

“The expenses of the dividend reinvestment plan are included in ‘other expenses.’ The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.12 per share brokerage commission from the proceeds. For additional information, see ‘Distribution Reinvestment Plan.’”

Page 48, Potential Conflicts of Interest

4.	Please remove the statement directing investors to review the Investment Adviser’s Form ADV prior to purchasing the Company’s securities. In addition, please confirm the disclosure under Potential Conflicts of Interest meets the form requirements.

The Company respectfully notes that references to the Investment Adviser’s Form ADV are included to provide investors with additional detail that certain investors may find of interest, and the Company intends to retain its disclosure regarding the Investment Adviser’s Form ADV in future filings. The Company confirms that all required information related to potential conflicts of interest is included in the “Potential Conflicts of Interest” section of the Registration Statement, and that such disclosure meets the requirements of Form N-2.

5.	In addition, the Staff believes effective conflicts disclosure is qualitative and quantitative and provides specific disclosures where applicable. Where the Company generally discuss other activities of Goldman Sachs, please add specific mention of the role of Goldman Sachs as joint bookrunning manager for the May offering and the fees earned in the transaction.

The Company confirms that it will add disclosure in the “Potential Conflicts of Interest” section in its next post-effective amendment to describe the role of Goldman Sachs as joint bookrunning manager for the May 2017 equity offering.

In particular, the Company proposes to include the following disclosure:

“Goldman Sachs has acted in the past, and is expected to act in the future, as an underwriter, placement agent, dealer or in other capacities in connection with fundraising by the Company. Goldman Sachs has been compensated by the Company for such activities in the past and would be compensated by the Company for any such activities undertaken in the future. For example, Goldman Sachs served as joint bookrunning manager in an offering of the Company’s common stock in May 2017, for which Goldman Sachs received underwriting discounts and commissions of $0.675 per share with respect to its allocation of 260,000 shares plus its allocable portion of the option to purchase additional shares of our common stock.”

6.	The disclosure under “Diverse Interests” implies that the Investment Adviser may make decisions that may be more beneficial to the Investment Adviser and its affiliates than to investors. Please clarify what sorts of decisions this disclosure is designed to address and how such decisions will be consistent with the Investment Adviser’s obligations to the Company.

The disclosure under the sub-heading “Diverse Interests” in the “Potential Conflicts of Interest” section of the Registration Statement is meant to describe that, similar to all co-mingled investment funds, each investor and each party involved in the operation and management of the Company may be impacted differently by decisions made by the Investment Adviser. At times the differential impact may be to the Investment Adviser’s benefit. The Company does not believe the disclosure implies that the Investment Adviser will act in a manner inconsistent with its obligations to the Company.

Page 71, Management’s Discussion and Analysis of Financial Condition and Results of Operations

7.	The Staff notes that you provide an overview at the beginning of MD&A on page 71; however, the Company’s disclosure does not highlight the significant events, trends and uncertainties that it views as material to its financial position, liquidity and results of operations.

For example, the Staff notes:

●	Significant changes in weighted average yield from period to period, but the Company does not explain whether this is due to higher interest rates generally, changes in portfolio credit quality or duration, or other factors, such as repayments or economic conditions. In addition, the Company does not quantify the impact changing yield had on revenues during the relevant periods.

●	The investment performance rating category 1 declined in total and percentage terms, but the Company does not explain the underlying causes for the decline or the impact it had or may have on future results of operations.

●	The Company mentioned spread compression in broadly syndicated loan markets during its earnings call, but did not discuss it or whether it has or may impact yields, credit quality or cap structure placement on new loans in its disclosure.

These are examples of items that might be addressed in revised disclosure. Ultimately, MD&A should enable investors to see the business through the eyes of management, and the narrative should discuss the events, trends and uncertainties management considers important. For guidance, please refer to MD&A guidance release 33-8350 (December 19, 2003).

The Company acknowledges the Staff’s comment and confirms that it will revise its MD&A disclosure in future filings to include a discussion of significant events, trends and uncertainties that it views as material to its financial position, liquidity and results of operations.

With respect to changes in weighted average yield, the Company will include a discussion in future filings of the factors that impact weighted average yield, to the extent material, which may include, among other factors, higher interest rates, changes in credit quality and duration, the composition of the portfolio and any other factors that might affect that period’s results. To the extent material, the Company will also quantify the impact that changing yield has on investment income in future filings.

With respect to changes in investment performance rating, the Company confirms that, in future filings, it will revise its MD&A disclosure to include a discussion of significant changes in investment performance ratings, which may include, among other factors, changes in financial performance, a potential or actual exit, non-compliance with debt covenants, restructuring, or if the investment is placed on non-accrual status.

The Company acknowledges the Staff’s comment regarding the discussion of spread compression in broadly syndicated loan markets on its second fiscal quarter 2017 earnings call on August 4, 2017, but respectfully notes that this topic was mentioned in the context of loan markets, generally, to provide additional context for investors. The Company did not view spread compression in broadly syndicated loan markets as a material driver of its financial results for the quarter ended June 30, 2017.

As the events, trends and uncertainties that management considers significant may change from period to period, the Company will continue to evaluate these considerations and incorporate those that it deems important in future filings.

8.	The Staff notes the increase in weighted average leverage and the decline in weighted average interest coverage from December to June. If material, please revise to include narrative disclosure to describe the underlying reasons for these changes.

The Company respectfully submits that the changes to the weighted average leverage and weighted average interest coverage from December 31, 2016 to June 30, 2017 were not material. To the extent that these figures materially change in future periods, the Company confirms that it will provide narrative disclosure to describe the underlying reasons for such changes.

9.	To the extent material to the Company’s financial results as a whole, please revise the disclosure to provide a narrative of the reasons for changes for realized and unrealized appreciation/depreciation at the portfolio company level. It is unclear, for example, what caused the $14 million change at Bolttech Mannings, Inc.

The Company respectfully acknowledges the Staff’s comment and will provide narrative disclosure regarding changes in realized and unrealized appreciate/depreciation in future filings to the extent such changes are material to its financial results as a whole in the MD&A.

10.	Please revise the disclosure to briefly address how the Senior Credit Fund is managed and by whom, including who is responsible for sourcing and managing investments as well as any compensation they receive.

The Company respectfully submits that pages 87–88 of the Registration Statement include disclosure that describes the management of the Senior Credit Fund. With respect to information regarding sourcing of investments and compensation, the Company proposes to add the following language to the description of the Senior Credit Fund in future filings:

“Each of the Company and Cal Regents (the “Members”) are responsible for sourcing the Senior Credit Fund’s investments. If the loan origination and structuring fees earned by the Senior Credit Fund (including directly or indirectly through SPV I or another vehicle) during a period exceed the Senior Credit Fund’s expenses (excluding interest and other debt expenses), such excess is paid as a fee to the Member(s) responsible for the origination of the loans pro rata in accordance with the total loan origination and structuring fees earned by the Senior Credit Fund with respect to the loans originated by such Member.”

11.	The Staff notes that the Company revised the text describing when the Company places loans on non-accrual status to indicate that loans are placed on non-accrual status when it is probable that principal or interest will not be collected according to contractual terms. Please explain why the language was revised and advise whether the reported amount of loans on non-accrual status is the same under either test. If the revised language results in a different amount of non-accrual loans, please quantify and explain.

The Company respectfully advises that it has not changed the standard it uses to determine when to place loans on non-accrual status and that the changes noted by the Staff were made to more accurately describe the standard that the Company uses to make its determination. Because the Company has made no change to the standard it uses to determine when to place loans on non-accrual status, the revised language in the Registration Statement does not result in any difference in the amount of non-accrual loans.

Exhibits

12.	In its Compliance and Disclosure Interpretations question 108.02, relating to the Trust Indenture Act, the Staff took the position that a statement of eligibility on Form T-1 may not be incorporated by reference from a previous filing because a Form T-1 requires recent information. Please explain how the Company considered the C&DI with respect to the filing.

The Company acknowledges the Staff’s comment and respectfully submits that it considers the C&DI to require a new Form T-1 to be filed with each new registration statement (i.e., each filing with a new file number) and not each amendment to a registration statement. The Company respectfully submits that this is consistent with other BDCs in the market and that the Company is not aware of any issuer that files a new Form T-1 with each amendment to a registration statement.

Accounting Comments

Financial Statements

13.	Please confirm that the Company has a reasonable belief that its assets provide adequate coverage to allow it to satisfy any and all of its unfunded commitments as of the date of the most recent financial statements.

The Company reasonably believes that its assets as of June 30, 2017 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments. The Company respectfully notes that it states such reasonable belief on page 102 of the Registration Statement.

14.	In future filings, please revise the Senior Securities table to provide information as of the most recent fiscal year-end. If the Company desires to present the unaudited information as of a quarter-end, it may do so in a separate line item.

The Company respectfully notes that on page 109 of the Registration Statement, it provides audited information as of the most recent fiscal year-end (December 31, 2016) and unaudited information as of the most recent quarter-end (June 30, 2017) in the Senior Securities table. The Company confirms that it will revise the Senior Securities table in future filings to remove reference to the fiscal year from the line item for quarter-end numbers so that such line item only references the applicable quarter-end date.

15.	In the Portfolio Companies section of the Registration Statement (i.e., page 151) and in the footnotes to the Schedule of Investments, please include the language on page 1 of the Registration Statement that the “last-out” portion of a unitranche loan earns a higher interest rate in exchange for greater risk of loss with respect to payment priority.

The Company proposes to replace the unitranche loans footnote (footnote 8 in the Registration Statement) in the Portfolio Companies section and the Schedule of Investments in its next post-effective amendment with the following:

“In exchange for the greater risk of loss, the “last out” portion of our unitranche loan investment generally earns a higher interest rate than the “first out” portions.”

16.	Please explain supplementally footnote 8 to the Schedule of Investments, appearing on page F-9 of the Registration Statement.

As discussed in the above response to comment 15, the Company proposes to replace footnote 8 to the Schedule of Investments in future filings with a footnote regarding the interest rates earned by the Company’s investments in the “last out” portions of unitranche loans.

17.	On page F-62 of the Registration Statement, the Company notes that it has formed wholly-owned subsidiaries to hold certain equity or equity-like investments in portfolio companies, suggesting that the Company has more than one wholly-owned subsidiary. However, on page F-14, the Company only references one wholly-owned subsidiary in its Basis of Consolidation footnote. Please confirm whether or not these subsidiaries are consolidated with the Company and reconcile this disclosure. Going forward, please identify and discuss all consolidated subsidiaries in the basis of consolidation footnote.

The Company confirms that it currently has only one wholly-owned subsidiary. The Company further notes that it has only had one wholly-owned subsidiary at any given time since its initial public offering. The Company’s current wholly-owned subsidiary, My-On BDC Blocker, LLC, was formed in 2017, and it previously had a wholly-owned subsidiary, DDDS BL, LLC, which was formed in 2015 and dissolved in 2016. Because the Company uses comparative financial statements that cover the periods in which both subsidiaries existed, reference was made to multiple wholly-owned subsidiaries.

Additionally, the Company confirms that it will identify and discuss all consolidated subsidiaries in the basis of consolidation footnote to its financial statements going forward.

18.	In the Schedule of Investments included in future financial statements, please identify the class of shares held for any other affiliated funds (e.g., Goldman Sachs Financial Square Government Fund).

The Company confirms that it will identify the class of shares held for Goldman Sachs Financial Square Government Fund and any other affiliated or similar funds in future filings.

19.	Please confirm supplementally that the Company has appropriately disclosed all information required under ASC 850-10-50 relating to affiliated ownership.

The Company confirms that the disclosures in the financial statements comply with ASC 850-10-50 and that it will continue to comply with ASC 850-10-50 in future financial statements.

20.	Please confirm supplementally that the Company performs an analysis of whether disclosures are required for controlled investments pursuant to Rules 3-09 and 4-08(g) of Regulation S-X.

The Company confirms that it performs an analysis of whether additional disclosures are required for controlled investments pursuant to Rules 3-09 and 4-08(g) of Regulation S-X on a quarterly basis. Other than the Senior Credit Fund, the Company confirms that as of June 30, 2017, the Company had no controlled investments. With respect to the Senior Credit Fund, the Company provides Rule 4-08(g) disclosures beginning on page F-26 of the Registration Statement. With respect to Rule 3-09 disclosures (which only apply to audited financial statements), the Company confirms that such disclosures were not required as of December 31, 2016, as the Company’s investment in Senior Credit Fund did not exceed any of the relevant significance tests at the 20% level as of such date.

21.	Please confirm supplementally that the “weighted average yield of our total portfolio” presented on page 2 of the Registration Statement includes the total portfolio, not just debt investments.

The Company confirms that the “weighted average yield of our total portfolio” presented on page 2 of the Registration Statement includes the total investments in portfolio companies and not just debt investments.

22.	The Staff noted that a portion of the Convertible Notes are recorded as equity. Please explain supplementally what impact, if any, that equity portion of the Convertible Notes has on the disclosure in the Senior Securities table. Does the Senior Securities table include the total amount owed under the Convertible Notes? If not, how is that equity portion being accounted for in the Senior Securities table?

The Company confirms that the Senior Securities table shows the total amount owed under the Convertible Notes. Although the Company does bifurcate the Convertible Notes into debt and equity portions for balance sheet purposes, it does not bifurcate for purposes of the Senior Securities table or the Company’s calculation of its asset coverage for purposes of Section 18(a)(1), as modified by Section 61(a)(1), of the Investment Company Act.

Should you have any questions or comments with response to this filing, please call Stuart Gelfond at (212) 859-8272 or Joshua Wechsler at (212) 859-8689.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Neena Reddy (Goldman Sachs Asset Management, L.P.)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

Geoffrey R.T. Kenyon (Dechert LLP)

Thomas J. Friedmann (Dechert LLP)

William J. Tuttle (Dechert LLP)